UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a).
                               (AMENDMENT NO. 1)*


                           BERLITZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    08490010
             -------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                           APOLLO MANAGEMENT IV, L.P.
                            1999 AVENUE OF THE STARS
                                   SUITE 1900
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 201-4100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                MARCH 11, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   1   OF   5   PAGES
----------------------                            ------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    APOLLO INVESTMENT FUND IV, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A) |X|
                                                                   (B) |_|
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   2,871,709
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY       3,025,718(1)
 OWNED BY      -----------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING         2,871,709
   PERSON      -----------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER
                   3,025,718
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,025,718(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                  SCHEDULE 13D

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   2   OF   5   PAGES
----------------------                            ------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    APOLLO OVERSEAS PARTNERS IV, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (A) |X|
                                                                      (B) |_|
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   154,009
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY       3,025,718(1)
 OWNED BY      -----------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING         154,009
   PERSON      -----------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER
                   3,025,718
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,025,718(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                  SCHEDULE 13D

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   3   OF   5   PAGES
----------------------                            ------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    APOLLO ADVISORS IV, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A) |X|
                                                                     (B) |_|
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         |_|
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   0
 NUMBER OF     -----------------------------------------------------------------
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY       3,025,718(1)
 OWNED BY      -----------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING         0
   PERSON      -----------------------------------------------------------------
   WITH        10  SHARED DISPOSITIVE POWER
                   3,025,718
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,025,718(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   4   OF   5   PAGES
----------------------                            ------------------------------


PRELIMINARY STATEMENT

         This Amendment No. 1 supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 11, 1998, relating to the common stock, par value $.01 per share, of Berlitz International, Inc. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the original Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 11, 1999, the Purchasers consummated the purchase of the Convertible Debentures. The purchase was financed with cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION.

         On March 11, 1999, the Purchasers consummated the purchase of the Convertible Debentures. There was no change with respect to the description of the Convertible Debentures or the purpose of the transactions previously reported.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)On March 11, 1999, the Purchasers consummated the purchase of the Convertible Debentures. Assuming the conversion of all of the Series A Debentures as of the date hereof, the Reporting Persons would own in the aggregate 3,025,718 shares of the Common Stock of the Company, representing approximately 24.1% of the outstanding Common Stock (based upon 99,529,788 shares of Company Common Stock outstanding as of February 9, 1999, as stated in the February 3, 1999 proxy statement for the special meeting of the Company's shareholders). The number of shares of Common Stock into which shares of Series A Convertible Debentures are convertible may be increased upon the occurrence of certain events as described in Item 4. Beneficial ownership of such Series A Convertible Debentures will be acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

         (b) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

         (c)Except as disclosed in clause (a) above, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

         (d)Not applicable.

         (e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Items 3 and 4 are hereby incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No change.

----------------------                            ------------------------------
CUSIP NO.  08490010                                  PAGE   5   OF   5   PAGES
----------------------                            ------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 1999                 APOLLO INVESTMENT FUND IV, L.P.

                               By: Apollo Advisors IV, L.P., its General Partner
                                   By:   Apollo Capital Management IV, Inc.,
                                         its General Partner


                                   By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President,
                                             Apollo Capital Management IV, Inc.


                               APOLLO OVERSEAS PARTNERS IV, L.P.

                               By: Apollo Advisors IV, L.P., its Managing
                                   General Partner
                                   By:  Apollo Capital Management IV, Inc.,
                                        its General Partner


                                   By:  /s/ Michael D. Weiner
                                      ------------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President,
                                             Apollo Capital Management IV, Inc.


                               APOLLO ADVISORS IV, L.P.

                               By:  Apollo Capital Management IV, Inc.,
                                    its General Partner


                                    By:  /s/ Michael D. Weiner
                                       -----------------------------------------
                                       Name:  Michael D. Weiner
                                       Title: Vice President,
                                              Apollo Capital Management IV, Inc.